Management Report

vSpatial, Inc.
For the period ended December 31, 2019



Prepared on
February 17, 2020

Table of Contents

Profit and Loss

January - December 2019

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
5001 Advertising	73,933.21
5003 Bank Charges	823.11
5004 Commissions & fees	1,749.78
5005 Dues & Subscriptions	17,840.84
5006 Insurance	9,887.40
5008 Legal & Professional Fees	3,324.09
5008.1 Accounting Fees	16,350.00
5008.2 Legal Fees	9,203.55
5008.3 Other Professional Fees	52,633.56
Total 5008 Legal & Professional Fees	**81,511.20**
5009 Meals and Entertainment	3,870.42
5010 Office Expenses	645.50
5012 Rent or Lease	13,515.00
5014 Telephone	1,582.33
5015 Travel	15,221.25
5016 Shipping and delivery expense	367.61
5021 Miscellaneous	2,738.45
5100 Payroll and Wages	0.00
5101 Gross Wages	733,459.41
5103 Vacation Pay	63,367.72
5104 Stock Grant	204,572.51
5111 Contract Labor	7,965.00
5199 Capitalized Wages	-666,506.79
Total 5100 Payroll and Wages	**342,857.85**
5140 Assets under $2,500	17,993.51
5200 Payroll Taxes and Benefits	0.00
5201 Payroll Taxes	77,545.88
5202 Health Insurance Benefits	119,684.77
5203 Capitalized Payroll Taxes	-134,720.00
5204 HSA Contributions	2,282.58
Total 5200 Payroll Taxes and Benefits	**64,793.23**
6002 State Taxes	342.98
Uncategorized Expense	34.38
Total Expenses	**649,708.05**
NET OPERATING INCOME	**-649,708.05**
OTHER INCOME	
6001 Interest Earned	79.47
Total Other Income	**79.47**

	Total
OTHER EXPENSES	
5020 Depreciation	11,461.36
Total Other Expenses	**11,461.36**
NET OTHER INCOME	**-11,381.89**
NET INCOME	**$ -661,089.94**

Balance Sheet

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
1002 Checking 6435	87,850.98
1003 Checking 9584	1,342.34
1004 Checking 7439	100,474.14
Total Bank Accounts	**189,667.46**
Other Current Assets	
1200 Employee Receivable	25.21
Total Other Current Assets	**25.21**
Total Current Assets	**189,692.67**
Fixed Assets	
1400 Furniture & Fixtures	591.02
1405 Machinery & Equipment	76,453.25
1499 Accumulated Depreciation	-42,348.53
1501 Software Development Costs	2,276,462.40
Total Fixed Assets	**2,311,158.14**
Other Assets	
1601 Patent	140.00
Total Other Assets	**140.00**
TOTAL ASSETS	**$2,500,990.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2011 Visa Card 4988	5,447.20
2012 Visa Card 4996	7,487.99
2013 Credit Card 6388	258.46
Total Credit Cards	**13,193.65**
Other Current Liabilities	
2100 Other Current Liabilities	40,981.65
2101 Health Insurance Payable	-251.84
2102 HSA Payable	3,430.58
Total 2100 Other Current Liabilities	**44,160.39**
Total Other Current Liabilities	**44,160.39**
Total Current Liabilities	**57,354.04**
Total Liabilities	**57,354.04**
Equity	
3000 Stock	0.00
3001 Common Stock	21,882.71
3002 Startup Preferred Stock	2,045.12

	Total
3003 Seed Preferred Stock	207,395.25
Total 3000 Stock	**231,323.08**
3100 Paid-In Capital or Surplus	0.00
3101 Additional Paid in Capital - Common	434,995.06
3102 Additional Paid in Capital - Startup Preferred	219,967.09
3103 Additional Paid in Capital - Seed Preferred	3,690,230.75
Total 3100 Paid-In Capital or Surplus	**4,345,192.90**
3201 Retained Earnings	-1,471,789.27
Net Income	-661,089.94
Total Equity	**2,443,636.77**
TOTAL LIABILITIES AND EQUITY	**$2,500,990.81**